U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB
[ ] Form N-SAR

                       For Period Ended: February 28, 2003
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Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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                          PART I REGISTRANT INFORMATION

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Full Name of Registrant:

                         STAR MULTI CARE SERVICES, INC.
                              33 Walt Whitman Road
                     (Address of Principal Executive Office)

                          Huntington Station, NY 11746
                           (City, State and Zip Code)

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PART II RULES 12B-25(B) AND (C)

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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.

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PART III NARRATIVE

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The Registrant has been unable to complete and file, when originally due, the
Form 10-Q as a result of delays in completing the financial statements due to personnel absences.

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

PART IV  OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

     Lawrence A. Muenz                                 (631) 242-7348
     ------------------                      -----------------------------------
           (Name)                              (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes  [ ]  No

Income from operations increased by $718,795 to $13,832 for the quarter ended February 28, 2003, from a loss of $(704,963) for the quarter ended February 28, 2002. Loss from operations for the nine months ended February 28, 2003 decreased $1,480,753 to $(96,711), from $(1,577,464) for the nine months ended February 28, 2002. A provision for income taxes of $1,000,000 was recorded for the three and nine months ended February 28, 2003, as compared to no provision for the three and nine months ended February 28, 2002.


                         STAR MULTI CARE SERVICES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: April 15, 2003                  By: /s/ Stephen Sternbach
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                                          Name: Stephen Sternbach
                                                Chairman of the Board, President
                                                and Chief Executive Officer